FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For February 19, 2002


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F  X            Form 40-F
                              ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                      No  X
                        ---                     ---


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                                    Regus plc

                                INDEX TO EXHIBITS

Item

1. Press Release dated February 18, 2002


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                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                               Regus plc




Date: February 19, 2002                        By: /s/ Stephen Stamp
                                                  ---------------------------
                                               Name:  Stephen Stamp
                                               Title:  Group Finance Director


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                                                                   Item 1



18th February 2002




                                    REGUS PLC

                               ADDITIONAL LISTING


Application has been made to the UK Listing Authority for the admission of 5,000,000 ordinary shares of 5 pence each in Regus plc to the Official List and to the London Stock Exchange for these securities to be admitted to trading. The application is being made in respect of shares that may fall to be issued pursuant to the exercise of warrants issued by the Company following the EGM on 13th February 2002.
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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.